                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c)AND (d) AND
           AMENDMENTS THERETO FILED PURSUANT TO RULE AND 13d-2 (b)
                             (Amendment No. 3)/1/


                              Globix Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  07814V 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement



          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [X]  Rule 13d-1(b)
                               [ ]  Rule 13d-1(c)
                               [ ]  Rule 13d-1(d)


______________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07814V 10 2

          1.   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Marc H. Bell

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]
                                            (b) [ ]
                                            Not applicable
          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America


NUMBER OF SHARES HELD AND BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5.   SOLE VOTING POWER

                    7,682,835+*(1)

          6.   SHARED VOTING POWER

                    N/A(2)

          7.   SOLE DISPOSITIVE POWER

                    7,682,835+*(1)

          8.   SHARED DISPOSTIVE POWER

                        N/A

-----------------------
     +     Includes the right to acquire 4,263,380 shares of Globix
Corporation's common stock pursuant to currently exercisable stock options.

     *     Includes 1,370,864 shares of common stock acquired in January 2001.

      (1) 2,048,290 of these shares were granted to the reporting person by the company and are subject to the following restrictions: (a) They are subject to repurchase by the company at par value; (b) They cannot be transferred. These restrictions automatically terminate and the shares become freely transferable as follows: 25% on 12/27/01, 25% on 12/27/02, 25% on 12/27/03, 25% on 12/27/04.

      (2) An irrevocable Proxy pursuant to which Harpoon Holdings, Ltd. ("Harpoon") granted Marc H. Bell the sole right to vote 850,000 shares of Globix Corporation's common stock owned by Harpoon with respect to the election of the Company's directors was terminated by mutual agreement of the parties thereto on January 25, 2001.

          9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,682,835+*(1)


          10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
                                                [ ]

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    16.7%

          12.  TYPE OF REPORTING PERSON

                    IN

--------------------------
      +    Includes the right to acquire 4,263,380 shares of Globix
Corporation's common stock pursuant to currently exercisable stock options.

      *    Includes 1,370,864 shares of common stock acquired in January 2001.

    (1) 2,048,290 of these shares were granted to the reporting person by the company and are subject to the following restrictions: (a) They are subject to repurchase by the company at par value; (b) They cannot be transferred. These restrictions automatically terminate and the shares become freely transferable as follows: 25% on 12/27/01, 25% on 12/27/02, 25% on 12/27/03, 25% on 12/27/04.

Item 1(a).     Name of Issuer:


          Globix Corporation

          ----------------------------------------------------------------------


Item 1(b).     Address of Issuer's Principal Executive Offices:


          139 Centre Street, New York, NY 10013

          ----------------------------------------------------------------------
Item 2(a).     Name of Person Filing:


          Marc H. Bell

          ----------------------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if None, Residence:


          139 Centre Street, New York, NY 10013

          ----------------------------------------------------------------------

Item 2(c).     Citizenship:


          United States

-------------------------------------------------------

Item 2(d).     Title of Class of Securities:


          Common Stock, $.01 par value

          ----------------------------------------------------------------------
Item 2(e)      CUSIP Number:


               07814V 10 2
__________________________________________________


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not Applicable

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

               7,682,835+*(1)
     -------------------------------------------------------------------

      (b)  Percent of class:

               16.7%
     -------------------------------------------------------------------

      (c)    Number of shares as to which such person has:

      (i)    Sole power to vote or to direct the vote: 7,682,835+*(1)

      (ii)   Shared power to vote or to direct the vote:  N/A/ (2)

      (iii)  Sole power to dispose or to direct the disposition of:
             7,682,835+*(1)

     (iv)    Shared power to dispose or direct the disposition of: N/A

Item 5.      Ownership of Five Percent or Less of a Class.

               Not Applicable.


----------------------
         +   Includes the right to acquire 4,263,380 shares of Globix
Corporation's common stock pursuant to currently exercisable stock options.

         *   Includes 1,370,864 shares of common stock acquired in January 2001.

     (1) 2,048,290 of these shares were granted to the reporting person by the company and are subject to the following restrictions: (a) They are subject to repurchase by the company at par value; (b) They cannot be transferred. These restrictions automatically terminate and the shares become freely transferable as follows: 25% on 12/27/01, 25% on 12/27/02, 25% on 12/27/03, 25% on 12/27/04.

    (2) An irrevocable Proxy pursuant to which Harpoon Holdings, Ltd. ("Harpoon") granted Marc H. Bell the sole right to vote 850,000 shares of Globix Corporation's common stock owned by Harpoon with respect to the election of the Company's directors was terminated by mutual agreement of the parties thereto on January 25, 2001.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

               Not Applicable.


Item 9.   Notice of Dissolution of Group.

               Not Applicable.


Item 10.  Certification.

               Not Applicable.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 12, 2001
                                            -----------------------------
                                                     (Date)



                                                /s/ Marc H. Bell
                                            ------------------------------
                                                Marc H. Bell



          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.